CUSIP 201647104                                     13D
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                      (Amendment No. 2)

               Commercial Federal Corporation
                      (Name of Issuer)

                Common Stock, par value $0.01
               (Title of Class of Securities)

                          201647104
                       (CUSIP Number)

                        Raymond Garea
                       Robert Friedman
                     Peter A. Langerman
                Franklin Mutual Advisers, LLC
                 51 John F. Kennedy Parkway
                Short Hills, New Jersey 07078
                       (973) 912-2174

 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)


                   September 30, 1999
   (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e) 13d-1(f) or 13d-1(g) or (4), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Franklin Mutual Advisers, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 (A)[   ]

 (B)[X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     See Item 3

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.   SOLE VOTING POWER

     4,663,552 (See Item 5)

8.   SHARED VOTING POWER

     None (See Item 5)

9.   SOLE DISPOSITIVE POWER

     4,663,552 (See Item 5)

10.  SHARED DISPOSITIVE POWER

     None (See Item 5)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,663,552 (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     7.7%

14.  TYPE OF REPORTING PERSON
     IA


     This  Amendment  No.  2  amends  and  supplements   the
Schedule 13D originally filed on behalf of Franklin Mutual Advisers, LLC ("FMA") with the Securities and Exchange Commission ("SEC") on August 3, 1999 (as amended September 9, 1999, the "Schedule 13D"). The text of Item 5 of the
Schedule 13D is hereby supplemented as follows:

Item 5.        Interest In Securities of the Issuer

      As  previously disclosed in Amendment  No.  1  to  the
Schedule 13D, on September 8, 1999 FMA notified Commercial Federal Corporation (the "Company") of FMA's nomination of two directors for election at the Company's next annual meeting of stockholders. FMA's nominees are J. Thomas Burcham and George R. Zoffinger and its alternate nominee is Matthew P. Wagner. Mr. Burcham is the beneficial owner of 825,738 shares of common stock of the Company and Mr. Zoffinger is the beneficial owner of 1,000 shares of common stock of the Company. Mr. Wagner does not beneficially own any shares of common stock of the Company.

      Although it is expected that Mr. Burcham and Mr. Zoffinger will vote their shares of common stock of the Company in favor of FMA's nominees, there is no arrangement, agreement or understanding between or among FMA and any of its nominees with respect to the voting or disposition of shares of common stock of the Company.

FMA disclaims that FMA and its nominees are acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended. Consequently, the filing of this Amendment No. 2 shall not be construed as an admission that FMA is the beneficial owner of any shares of the common stock of the Company owned by FMA's nominees.


Signature.

     After  reasonable  inquiry  and  to  the  best  of   my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          September 30, 1999



FRANKLIN MUTUAL ADVISERS, LLC

By: Franklin/Templeton Distributors, Inc.
    Its Managing Member





/s/Leslie M. Kratter
LESLIE M. KRATTER

Secretary